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EXHIBIT 99.23
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
Contact:          Jerry B. Hook, Ph.D.                                 Christopher P. Phillips, M.S.
                  President & Chief Executive Officer                  Director of Manufacturing
                  Sparta Pharmaceuticals, Inc.                         Sparta Pharmaceuticals, Inc.
                  (215) 442-1700, Ext. 205                             (215) 442-1700, Ext. 206
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FOR IMMEDIATE RELEASE


     Sparta Pharmaceuticals, Inc. Announces Agreement with the Bioprocessing
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               Resource Center for Production of Sparta's LEX 032
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         Horsham, PA, January 20, 1998, Sparta Pharmaceuticals, Inc. (NASDAQ:
SPTA, SPTAU, SPTAW, SPTAZ AND SPTAL) announced a production agreement with the Bioprocessing Resource Center, Inc., (BRC), for the production of Sparta's LEX
032. Together with the BRC, Sparta will manufacture and purify adequate quantities of pure, sterile, pyrogen free LEX 032 to be used for animal pharmacology studies.

Funding for this project comes from a recently announced Phase II SBIR grant which was approved to support the continued development of LEX 032.

LEX 032 is a recombinant modified human serine protease inhibitor being developed for acute, life threatening inflammation. The Company believes this product may have utility in acute pulmonary inflammation and reperfusion injury such as thrombo-embolic stroke.

"Our relationship with the Bioprocessing Resource Center has been instrumental in furthering the preclinical development of our compound," said Dr. Jerry B. Hook, Sparta's President and Chief Executive Officer. "The combination of the BRC's experienced, competent staff with our own Director of Manufacturing, has made for an efficient and productive relationship."

Founded in 1988, the BRC, located in University Park, PA, has been helping firms commercialize their products faster, strengthen their regulatory compliance, adopt new technologies, and explore emerging market opportunities. Dr. Howard D. Ratcliffe, the BRC's President and CEO, is spearheading the project with Sparta. BRC's highly skilled staff provides contracted services to companies of all sizes. The BRC is sponsored by Pennsylvania's Ben Franklin/Industrial Resource Center Partnership and is a subsidiary of the Corporation for Penn State.

This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including clinical trials. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders, chronic metabolic diseases and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in development includes four potential oncology products and one for the treatment of Type II diabetes in clinical trials and an emerging platform technology in recombinant and small molecule protease inhibitors.
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